UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August, 2008

MITSUBISHI UFJ FINANCIAL GROUP, INC.

(Translation of registrant’s name into English)

7-1, Marunouchi 2-chome, Chiyoda-ku

Tokyo 100-8330, Japan

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or

will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F      X                Form 40-F

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes                          No      X

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 26, 2008

Mitsubishi UFJ Financial Group, Inc.

By:	/S/ Ryutaro Kusama
Name:	Ryutaro Kusama
Title:	Chief Manager, General Affairs
Corporate Administration Division

Mitsubishi UFJ Financial Group, Inc.

Notice concerning issuance of “Non-dilutive” Preferred Securities

Tokyo, August 26, 2008 — Mitsubishi UFJ Financial Group, Inc. (MUFG) hereby announces that its wholly owned subsidiary, MUFG Capital Finance 7 Limited, has decided the following with regard to the issuance of preferred securities (“Non-dilutive Preferred Securities”).

Issuer	MUFG Capital Finance 7 Limited

The issuer is a special purpose subsidiary newly established in the Cayman Islands under the laws of the Cayman Islands, and in which MUFG has 100% voting rights.

Type of Security	Japanese Yen-denominated non-cumulative perpetual preferred securities

No right to convert into MUFG’s common shares is granted.

Issue Amount	JPY 222 billion

Dividends	Dividend Rate 3.60 % per annum (Fixed rate until January 2019) Floating rate after January 2019

Issue Price	10 million Yen per preferred security

Scheduled Issue Date	September 2, 2008

Use of Proceeds	To be provided to MUFG’s consolidated subsidiaries, The Bank of Tokyo-Mitsubishi UFJ, Ltd. and Mitsubishi UFJ Trust and Banking Corporation, in order to strengthen their capital bases.

Liquidation Preference	The Non-dilutive Preferred Securities rank, as to rights to liquidation preferences, effectively, junior to the general creditors and subordinated creditors of MUFG, senior to the MUFG’s common shares, and pari passu with MUFG’s preferred shares.

Method of Offering	Private placements to qualified institutional investors in Japan

*        *        *

Contact:

Mitsubishi UFJ Financial Group, Inc.

Public Relations Division

Tel: 81-3-3240-7651

This press release has been prepared for the purpose of publicly announcing the issuance of Non-dilutive Preferred Securities and not for the purpose of soliciting investment or engaging in any other similar activities within or outside Japan. The preferred securities have not been and will not be registered under the U.S. Securities Act of 1933 (the “1933 Act”). This press release shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any offer or sale of the preferred securities in the United States absent registration or an applicable exemption from the registration requirements under the 1933 Act.